Exhibit 99.1

Perion Integrates with Amazon DSP to Drive Scalable, High-Impact
Advertising Creative Across Premium Inventory

The integration enhances the Perion One platform, meeting advertiser demand by combining dynamic formats with Amazon DSP’s reach and first-party audience insights

New York & Tel Aviv, December  8, 2025 – Perion Network Ltd. (NASDAQ & TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, today announced the integration of its Perion One Platform with Amazon DSP.

The collaboration enables advertisers and brands to leverage Amazon’s first-party insights with Perion’s AI-powered creative optimization solution, delivering stronger measurable performance across key metrics such as attention, engagement, and conversions.

“The integration with Amazon DSP gives our advertisers what they’ve been asking for: the ability to activate Amazon’s powerful audience insights while leveraging Perion One’s differentiated, AI-driven creative technology,” said Tal Jacobson, Perion’s CEO. “This will accelerate our ability to serve commerce-centric and retail brands, categories where attribution and ROI accountability are critical and where we see strong ongoing demand.”

Perion has a track record of delivering breakthrough advertising experiences across channels and verticals, from CTV and DOOH to retail, commerce, and display. The integration with Amazon DSP serves as another milestone in the company’s growth roadmap and long-term strategy to scale the Perion One platform. It expands Perion’s integrations into high-intent media environments and provides deeper access to commerce-oriented budgets - a core component of Perion’s full-funnel, omnichannel strategy.

By seamlessly integrating Perion One with Amazon DSP, Perion significantly enhances marketers’ ability to orchestrate high-impact campaigns across premium digital environments. It accelerates the platform’s business value by expanding access to scaled programmatic demand, strengthening Perion’s market differentiation through creative innovation.

About Perion Network Ltd.

Perion is helping agencies, brands, and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative, and channels.

For more information, visit Perion's website at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com